MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenues	$ 3,834,236
Operating expenses:	
Commissions	3,017,690
General and administrative	1,219,273
Management fees	60,000
Registration and filing fees	58,200
Legal and professional fees	223,135
Payroll and related taxes	615,228
Total operating expenses	5,193,526
Net loss	$ (1,359,290)

See accompanying notes to financial statements.